Exhibit 11

Riggs National Corporation
Computation of Per Share Earnings
(In thousands, except per share data)

	Years Ended December 31,

	2002	2001	2000

Basic Earnings Per Share:

Income Available to Commons Shareholders	$13,021	$(23,377)	$21,601

Weighted-Average Shares Outstanding	28,505,405	28,470,953	28,348,699

Basic EPS	$0.46	$(0.82)	$0.76

Diluted Earnings Per Share:

Income Available to Commons Shareholders	$13,021	$(23,377)	$21,601

Diluted Weighted-Average Shares Outstanding:

Weighted-Average Shares Outstanding	28,505,405	28,470,953	28,348,699

Weighted-Average Dilutive Effect of Stock Option Plans	398,794	--	102,485

Adjusted Weighted-Average Shares Outstanding	28,904,199	28,470,953	28,451,184

Diluted EPS*	0.45	(0.82)	0.76

*	Stock options of 437,532 were not included in the 2001 per share calculation since inclusion would be anti-dilutive.